FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
50 Main Street
White Plains, New York 10606

December 27, 2010

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:  Filing Desk

RE:	First Great-West Life & Annuity Insurance Company (“First Great-West”) COLI VUL-2 Series Account (“Registrant”)
Post-Effective Amendment No. 6 to Registration Statement on Form N-6 (“Amendment”);
Request for Withdrawal of Post-Effective Amendment
File Nos. 333-144503, 811-22091

Commissioners:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, and on behalf of First Great-West and Registrant, we hereby request withdrawal of the above referenced Amendment which was filed on October 28, 2010 (accession nos. 0001401960-10-000033).  We request withdrawal of the Amendment because we will not proceed with the product modifications at this time.  As a result, we respectfully request withdrawal of the Amendment as soon as practicable.  This Amendment is not yet effective and Registrant confirms that no securities were sold in connection with this Amendment.

Please direct any question or comment to me at 303-737-3821 or to Ann B. Furman of Jorden Burt LLP at 202-965-8130.

COLI VUL-2 Series Account (Registrant)

By: /s/ Julie J. Collett

Julie J. Collett
Managing Counsel